

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 29, 2015

VIA E-MAIL

Erik A. Vayntrub
Counsel, Fund Business Management Group
Capital Research and Management Company
333 South Hope Street
Los Angeles, California 90071-1447

Re: American Funds Retirement Income Portfolio Series
        File Nos.: 333-203797; 811-23053

Dear Mr. Vayntrub:

We have reviewed the registration statement on Form N-1A filed with the Commission on May 1, 2015 on behalf of the above-referenced registrant. Our comments are set forth below. For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

General

1. Please advise whether you expect to submit any exemptive applications or no-action requests in connection with the registration statement.

2. Please update the Portfolios' EDGAR series/class ids with their ticker symbols once you have obtained them.

3. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Front Cover Page

4. Please include each class's ticker symbol on the cover page, once you have obtained them.

American Funds Retirement Income Portfolio – Conservative

Fee and Expense Tables, page 1

5.   Please revise the fee table so that footnote 2 references "other expenses" rather than "Distribution and/or service (12b-1) fees".

6. If the fee waiver described in footnote 3 is subject to recoupment, please expand the footnote to describe the arrangement.

Principal Investment Strategies, pages 2-3

7. The fund makes reference to producing "regular cash flows" and makes reference to a "sensible withdrawal program", please include disclosure as to the amount of such anticipated cash flows or the nature of this "sensible withdrawal program."

8. The principal strategies disclosure makes reference to two other portfolios offered through this registration statement. Please revise the principal strategies disclosure so the Fund's strategy can stand on its own.

9. Please remove the third paragraph of the principal strategies disclosure as this disclosure does not describe the fund's strategies.

10. Please revise the principal strategies to disclose any parameters as to the types of investments the fund might use (*e.g.* target allocations to various asset classes).

11. With respect to the fixed-income securities in which the underlying funds may invest, please disclose: (1) any requirements or limitations regarding duration of the securities; (2) the lowest rating of the securities; and (3) whether the securities will include bonds that are in default.

12. Please specifically discuss the principal investment strategies associated with the following risks listed under Principal Risks: investing in pass-through securities; investing in inflation linked bonds; investing in future delivery contracts; investing in interest rate swaps; and investing in emerging markets. Also, please disclose the method by which the underlying funds determine whether a country is an emerging market.

Principal Risks, pages 3-5

13. Please make sure that it is clear which risks apply to the fund's underlying investments and which risks apply to investments held directly by the fund.

14. In light of the Federal Reserve Board's tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market (*see generally* Risk Management in Changing Fixed Income Market Conditions, IM Guidance Update (2014-01) (January 2014)), please consider including risk disclosure addressing the possibility of heightened volatility, reduced liquidity, and valuation difficulties that may impact fixed income markets.

Purchase and sale of fund shares, page 5- 6

15. Please clarify that redemptions can be made "on any business day." See Item 6(b) of Form N-1A.

American Funds Retirement Income Portfolio – Moderate and Enhanced

16. Please revise the disclosure for these portfolios to reflect the comments on the American Funds Retirement Income Portfolio – Conservative.

17. We note that disclosure for all three portfolios appear to be nearly identical. Please revise the disclosure for each fund so that an investor can distinguish between the investments of the three funds.

Investment objectives, strategies and risks, pages 18-20

18. The risk disclosure in this section duplicates the disclosure that is already contained in the Summary Section of each portfolio. According to Form N-1A, the disclosure pursuant to Item 4(b)(1) should be a summary, not a repetition, of the disclosure pursuant to Item 9(c). Please revise the disclosure, as appropriate. See IM Guidance Update No. 2014-8 (Mutual Fund Enhanced Disclosure) June 2014 (http://www.sec.gov/investment/im-guidance-2014-08.pdf

Investment Adviser, page 24

19. Please disclose the management fees to be paid by each fund in this section as required by Item 10(a)(ii)(A) of Form N-1A. In addition, please include the statement required by Item 10(a)(1)(iii) of Form N-1A.

Purchases by employer-sponsored retirement plans, page 28

20. Please briefly explain what the PlanPremier and Recordkeeper Direct recordkeeping programs are.

How to Sell Shares, page 30

21. With respect to your statement that "the series' declaration of trust permits payment of the redemption price wholly or partly with portfolio securities or other fund assets", please add disclosure to the effect that disposal of securities received in-kind may be subject to brokerage costs and that such securities remain at market risk until sold.

Choosing a Share Class, pages 33-35

22. Please summarize the difference(s) between the F-1 and F-2 shares and the R-1, R-2, R-2E, R-3, R-4, R-5 and R-6 shares. Also disclose why a potential investor would choose one 'sub-class' over another.

Back Cover Page

23. With respect to the disclosure under "Multiple translations" on page 41, please make it clear that the language does not limit your liability with respect to the translated version of the document, including as a result of any inaccuracies introduced in the translation.

24. The back cover page makes reference to Securities Investor Protection Corporation (SIPC). Please explain supplementally the reason for including this reference and whether it might suggest some additional level of protection for investments in the fund that does not exist.

Fundamental Policies – Additional information about fundamental policies – Fundamental Policy 1f, SAI page 24

25. As it is the Staff's position that concentration occurs when 25% or more of a fund's total assets are invested in an industry or a group of industries, please change "more than 25%" to "25% or more."

26. Please disclose that in determining compliance with its concentration policy, each portfolio will consider the securities held by the underlying funds in which it invests.

* * * *

Responses to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions, please call me at (202) 551-6751. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at whitea@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel